UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 1-15240

CUSIP Number: 47030M 10 6

(Check one): ☐ Form 10-K ☑ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2004

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

Part I. Registrant Information

Full Name of Registrant: James Hardie Industries N.V.

Address of Principal Executive Office (Street and Number): 4th Level, Atrium, Unit 04-07, Strawinskylaan 3077

City, State and Zip Code: 1077 ZX Amsterdam, The Netherlands

Part II. Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or
Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibits required by Rule 12b-25(c) have been attached if applicable.

Part III. Narrative

     As previously announced, the Government of New South Wales, Australia established a Special Commission of Inquiry (the “Inquiry”) into the Company’s establishment of the Medical Research and Compensation Foundation. In light of the allegations raised in the Inquiry, the Supervisory Board of Directors of the Company established a Special Committee of the Supervisory Board (the “Special Committee”) to review the Company’s submissions to, and the outcomes of, the Inquiry and to make recommendations to the Supervisory Board on possible remedial and other actions following the release of the report of the Commissioner of the Special Commission of

Inquiry (the “Report”). The Audit Committee of the Supervisory Board (the “Audit Committee”) has also engaged independent legal advisors to assist it with the investigation of the allegations of illegal acts and the assessment of the potential impacts on the Company and its financial statements. On September 21, 2004, the Commissioner of the Special Commission of Inquiry issued his Report on the results of the Inquiry. The Special Committee, the Audit Committee and the Supervisory Board are currently analyzing the Report and its findings and are working with the Company’s independent legal advisors to assess the allegations of illegal acts and any potential impacts on the Company and its financial statements. Accordingly, in order to give the Supervisory Board and its committees and independent legal advisors sufficient time and opportunity to complete these tasks, and the Company’s independent auditor a sufficient opportunity to consider these matters, the Company is unable to file its Form 20-F within the prescribed time period.

Part IV. Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

W. (Pim) Vlot	31 20	3012989

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) have been filed? If the answer is no, identify report(s).

☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☑ No*

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

*	The Company does not anticipate any significant changes at this time.

James Hardie Industries, N.V.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

	By:	/s/ W. (Pim) Vlot
Date: October 1, 2004		W. (Pim) Vlot
Secretary

3